186 North Avenue East Cranford, New Jersey 07016 (908) 497-9610 February 14, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

Attention: John Cash

Accounting Branch Chief

Re:	Metalico, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 12, 2013

Response Letter Dated January 14, 2014

File No. 1-32453

Dear Mr. Cash:

Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of January 31, 2014 setting forth the comment of the Securities and Exchange Commission (the “Commission”) to the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2013 (the “10-Q”), and Response Letter dated January 14, 2014 (the “Response Letter”).

The following information is submitted in response to your comment. Please note that confidential treatment is requested for certain information provided hereunder pursuant to the Commission’s Rule 83 (17 CFR 200.83). As per instructions from the Commission’s staff, the Company intends to deliver an unredacted complete original of this letter to the Commission.

Regrettably, it appears in our previous response we mistakenly interchanged some of the terminology with respect to the proper classification of our operations as it relates to “operating segments,” “reporting units,” “components” and “facilities.” We did this when we edited an earlier version of our diagram by overlaying our reporting units over our components and did not correctly change our headings. Some of our further response was then also mistakenly “conformed” to the inappropriate headings in our inaccurately edited diagram. We wish to clarify.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

On the following page is the diagram we had meant to present. In summary, our individual facilities operate dependently on other nearby facilities. One or more facilities operating together comprise our seventeen Components. One or more Components aggregate into ten Reporting Units for purposes of our goodwill assessments. For segment reporting purposes, our facilities are also grouped into legal entities, which are then grouped into our nine Operating Segments. Eight of our Operating Segments are aggregated into our Scrap Metal Recycling Reportable Segment and our ninth Operating Segment also represents our Lead Fabricating Reportable Segment.

When we previously represented that our facilities did not have discreet financial information, we did not distinguish between those facilities that were and were not also their own Component. A few of our facilities do operate relatively independently and therefore do have discreet financial information. Those few facilities are also individual Components. In the revised diagram, we excluded these few facilities from the “facilities” column and reflect them only as Components in the “Components” column. For further clarity, we note that the CODM do not regularly review the financial information of just these facilities in order to assess performance or allocate resources.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

CONFIDENTIAL TREATMENT REQUESTED BY METALICO, INC.

REDACTED

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

Form 10-Q for the Period Ended September 30, 2013

Financial Statements

Note 12 – Segment Reporting, page 15

1.	We note your response to comment one from our letter dated December 20, 2013. You indicate that you have two reportable segments that are comprised of i) fourteen operating segments in your Scrap Metal Recycling segment and ii) two operating segments in your Lead Fabricating segment.

As now properly depicted above, we have nine Operating Segments, eight of which aggregate into one Reportable Segment and the last of which is also our second Reportable Segment.

Please provide the following:

•	You indicated that the components of PGM and Minor Metals have similar economic characteristics to your Scrap Metal Recycling segment whereby they are all impacted by macroeconomic conditions that give rise to fluctuations in metal price. You also indicate that gross or operating margins might vary compared to another operating segment due to mix of materials and normal variations in price. Please tell us how you determined that your PGM and Minor Metals components have similar economic characteristics to your Scrap Metal Recycling segment. Please specifically provide us with your key financial measures (including sales, gross margin and operating margin) used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that your show the dollar amount and percentage changes from period to period in your key financial measures. Please address any apparent differences in economic characteristics and trends amongst each component or operating segment being aggregated. Refer to ASC 280-10-50-11 through 50-19;

As now properly depicted above, we believe the specific question regarding our PGM and Minor Metal operations is why they now qualify as being able to be aggregated with our other five Scrap Metal Operating Segments into our Scrap Metal Recycling Reportable Segment. The Response Letter included, in large part, our response to this question covering the various factors outlined in ASC 280-10-50-11. The Response Letter also described the operating changes we recently made in mid-2012 that prompted us to no longer consider our PGM and Minor Metal operations to be a part of their own Reportable Segment effective with the first quarter of 2013. Please note that PGM and Minor Metals are technically considered non-ferrous metals because they do not contain iron (such iron-containing metals being referred to as a class as “ferrous” and every other metal therefore being classified as “non-ferrous”). However, for clarity in this letter, we refer to PGM and Minor Metals as if they are a different class of metals from non-ferrous.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

Above, you specifically ask for further information regarding the similarity of the economic characteristics of our PGM and Minor Metal operations compared to the other operations (namely ferrous and other non-ferrous metals) that are included in our Scrap Metal Recycling Operating Segments.

We have included as an exhibit to this letter the requested schedules showing key financial measures - sales, gross margin and operating margin - for each of our Operating Segments (excluding Lead Fabricating). We respectfully request this information be held confidential under Rule 83. Management’s strategy has been to maintain a diverse mix of ferrous and non-ferrous metal products (including PGM and Minor Metals) through diversified scrap metal recycling operations in order to minimize our exposure to fluctuations in any single metal market. As we have previously stated, the operating changes we made in mid-2012 to our Texas and New Jersey Operating Segments have aligned these operations with those of the other Operating Segments in our Scrap Recycling Reportable Segment. We indicated in our previous filings, as early as the first quarter of 2012, that we were experiencing competitive pressures in sourcing PGM catalysts and the negative effect it had on gross margins, particularly in the Texas market, which were impacting the results of that business. This is evident in the five-year data schedule, which shows that gross and operating margins in our Texas Scrap Operating Segment, which through mid-2012 only processed PGM, had been consistently below those metrics for our other Operating Segments. The quarterly data for 2013, however, indicate improving gross margins in these operations as they continue to process more and more non-PGM. Operating margins are still temporarily lower in these operations due to various uncovered fixed costs we are incurring until our Texas facility becomes more established in its marketplace. We expected, and have to date, experienced better results from the transition in New Jersey than in Texas due to several factors such as the availability of scrap in their respective markets and proximity to end-user consumers of our scrap material. The five-year trends in gross margins of New Jersey and Lancaster, PA were not materially different from our Scrap Metal Recycling Operating Segments due primarily to the mix of PGM and Minor Metals at those operations as compared to the Texas operations. Our Lancaster, PA Operating Segment’s gross margins have fallen recently due to weakness in molybdenum and tantalum pricing, but we expect these metals to improve.

Note that the Components that comprise our PGM and Minor Metal operations have always been and continue to be their own separate Components (even after our recent operating changes) and those Components continue to represent (or aggregate into) the same Reporting Units.

On a broader perspective, when reviewing the financial data provided, we should point out that variations in gross margins between quarters and years within the same Operating Segment and between Operating Segments can occur for numerous reasons that do not suggest that the Operating Segments are economically dissimilar. These differences include product mix (e.g., more ferrous than non-ferrous, or even individual commodity concentrations), the source of

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

material purchased (e.g., from peddlers, industrial accounts or demolition projects) and grades of material (e.g., cut grades or shred). This is simply the nature of the scrap metal business. Scrap metal operating expenses also have certain variable components that may vary relative to sales volumes due to the type, source and grade of material processed during a particular period or at a particular facility. Moreover, since any period’s volume of processed scrap varies at any one facility, so does its operating margin percentage because more or less fixed components are covered. In short, while similar products have similar margins, aggregate margins within and across Operating Segments can experience appreciable variations.

•	You indicate that in most instances, several operating facilities comprise one reporting unit. For example, your New York Recycling reporting unit is comprised of platform facilities in Buffalo, Rochester and Syracuse, New York. You also indicated earlier that your individual facilities do not have independent discernible financial information. Given that a reporting unit is defined in ASC 350-20-20 as an operating segments or one level below, please tell us how you determined your reporting units for goodwill impairment purposes. Please note that a component of an operating segment is a reporting unit if the component constitutes a business for which discreet financial information is available and segment management regularly reviews the operating results of that component. Based on the diagram of your reportable segments and operating segments, you have identified eight reporting units. Please help us reconcile your eight reporting units to your sixteen operating segments. If you aggregate your components into a single reporting unit, please specifically tell us which components are aggregated into each reporting unit. Please note that pursuant to ASC 350-20-55-8, components that share similar economic characteristics but relate to different operating segments may not be combined into a single reporting unit; and

As now properly depicted above, none of our ten Reporting Units include Components that are in different Operating Segments.

In regards to how our fifteen Scrap Metal Components make up our nine Scrap Metal Reporting Units, we acknowledge that discreet financial information is available for each Component and that each is a business that is regularly reviewed by a general manager. However, as described by ASC 350-20-55-1, determining whether a Component of an Operating Segment is its own Reporting Unit is a matter of judgment based on an entity’s individual facts and circumstances. ASC 350-20-35-35 requires aggregation of two or more Components of an Operating Segment into a single Reporting Unit if the Components have similar economic characteristics. Similar to how certain of our facilities operate dependently on local proximity, certain of our Components operate dependently on regional proximity. We further described our rationale for aggregating certain Components into single Reporting Units in our prior Response Letter.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

•	With regards to the samples of the information regularly reviewed by your CODM, please confirm whether the line items under Revenues and EBITDA (Scrap Processing and Lead Fabrication) are your operating segments rather than your operating facilities. Please also help us reconcile the individual line items to your sixteen operating segments.

We believe the revised diagram of our operations provides better clarity on the classification of our operations. The individual line items in the Revenue and EBITDA schedules align with our Components. The Lead Fabricating line combines the two Lead Fabricating Components. Two of the line items are joint ventures with a designation “JV” and were not included in the previous diagram. We omitted JV Ithaca due to its dissolution in March 2013. Cleveland JV was previously omitted from the diagram due to its recent addition and it had not yet been subject to its first annual impairment test. While generally we do not have discernible financial information for our facilities, because our joint ventures have other owners, they do have their own financial statements.

The sample of information regularly reviewed by the CODM includes our Components, which are, for the most part, also our Operating Segments. The only appreciable difference is that our New York Components do not each individually represent an Operating Segment. Instead, our six New York Components combine to comprise our New York Scrap Recycling Operating Segment. We do not consider our individual New York Components as individual Operating Segments because we have a significant presence in the Western New York region. Operating results for Western New York are combined and regularly reviewed and managed as a single Operating Segment to make decisions about resource allocations and performance assessments among the New York Components. A definitive example of this was our decision to make a significant capital investment in this region by building a new shredder facility in Hamburg, New York that will be supported by each of our New York facilities.

We appreciate the opportunity afforded by the Commission to clarify and elaborate on our prior responses. In the interest of resolving any remaining issues, we would like to schedule a call or meeting at the staff’s convenience in the event the information provided in this letter does not resolve all comments. Please contact the undersigned or Arnold S. Graber, the Company’s Executive Vice President and General Counsel, at the telephone number and address set forth above if such a call or meeting is necessary.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2014

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely yours,

/S/ KEVIN WHALEN

Kevin Whalen
Senior Vice President and Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY METALICO, INC.

EXHIBITS REDACTED